EDGAR CORRESPONDENCE

June 23, 2022
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Attention: Ken Ellington

Re:	Davis Variable Account Fund, Inc. (40 Act File No.: 333-76407)

Dear Mr. Ellington:
This letter is in response to comments you provided on May 25, 2022, with respect to the N-CSR filing of Davis Variable Account Fund, Inc., as identified above. SEC comments are in bold. Registrant’s responses immediately follow.
1.
The MDFP for each fund does not contain the statement accompanying the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Please confirm that the funds will comply with the disclosure requirements of item 27(b)(7)(ii)(B) of Form N-1A going forward.

The Funds are only offered as part of variable contracts as defined in section 817(d) of the Internal Revenue Code (26 U.S.C 817(d)). Under 3(d)(ii)(B), a fund that uses a modified prospectus under Instruction (d)(i) may modify other disclosure in the prospectus consistent with offering the Fund as a specific investment option for a defined contribution plan, tax-deferred arrangement, or variable contract. In addition, the Funds are not taxable.
2.
The sum of individual fund holdings whose values exceed 5% of total assets appears to exceed 50% of the total assets of the Davis Financial Portfolio. Is this fund in compliance with IRS diversification rules regarding qualifications as a RIC for tax purposes (IRC Section 851(b)(3)(A))?

Yes, Davis Financial Portfolio is in compliance with IRS diversification rules. It utilizes the market value exception.
3.	Please explain how the Davis Value Portfolio meets the diversification requirements considering individual investments representing more than 5% of total assets are greater than 25% of total assets.

Following is an excerpt from the Statement of Additional Information explaining the diversification policy for each Fund.
Diversification (Davis Value Portfolio and Davis Real Estate Portfolio). The Fund may not make any investment that is inconsistent with its classification as a diversified investment company under the 1940 Act.
Further Explanation of Diversification Policy. To remain classified as a diversified investment company under the 1940 Act, the Fund must conform with the following: With respect to 75% of its total assets, a diversified investment company may not invest more than 5% of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, determined at the time of purchase. These limitations do not apply to investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities
The Fund monitors this test on a daily basis and confirms that there have been no active purchases of any security that would violate the investment restriction for the Fund.
4.
The December 31, 2021 Form N-CEN for Davis Value Portfolio reported that net income from securities lending activities which is in item C.6.g was approximately 41% of the monthly average of the value of portfolio securities on loan during the reporting period (Item c.6.s). Please explain and confirm if this disclosure is accurate.

The disclosure is accurate. Davis Value Portfolio calculates the monthly average of the value of portfolio securities on loan using all months, including months where no securities were on loan. Davis Value Portfolio only had securities on loan three months during the year. Consequentially, zero values were used for the remaining nine months to calculate the monthly average of the value of portfolio securities on loan during the reporting period, which increased the percentage of earnings to market value. Our calculation is based on guidance found in the Investment Company Reporting Modernization Frequently Asked Questions.
Davis Variable Account Fund, Inc. (the “Registrant”) acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant’s filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant’s filings or in response to staff comments on Registrant’s filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen

     Vice President and Secretary